SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 8, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW TO PURCHASE ASSETS OF MONARCH CABLESYSTEMS

Calgary, Alberta, September 8, 2003—Shaw Communications Inc. (“Shaw”) announced today that it has reached an agreement with Monarch Cablesystems Ltd. (“Monarch”) to acquire certain of Monarch’s cable systems in Alberta and southern British Columbia for a base purchase price of $90 million. The transaction is subject to approval by the C.R.T.C. and the Toronto Stock Exchange.

The cable systems to be acquired by Shaw serve approximately 35,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. The systems generate approximately $10.5 million of annual operating income.

Shaw intends to pay for the assets with $25 million in cash or through the assumption of Monarch debt in such amount, and the balance through the issuance of Class B Non-Voting Shares of Shaw at $17.39 per share.

“The cable systems that we will be purchasing from Monarch dovetail nicely with Shaw’s existing systems and network in Alberta and B.C.”, explained Jim Shaw, Chief Executive Officer of Shaw. “This transaction allows Shaw to further consolidate its position as the dominant cable television and Internet provider in Western Canada”.

Willard Yuill, Chairman and Chief Executive Officer of Monarch, said “It has been Monarch’s great pleasure to serve these communities in Alberta and B.C. for so many years, and I wish to thank all of our subscribers for their loyalty and support.”

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.
403-750-4500
www.shaw.ca